The following note was sent from Ted Christie, the Chief Executive Officer of Spirit Airlines, Inc., to all Spirit team members on May 13, 2022. Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 13, 2022 We're Committed to Keeping You in the Know We bring to you the second volume of our newsletter, The Flight Plan, with the latest news regarding our plans to combine with Frontier Airlines and the unsolicited proposal from JetBlue. As a reminder, you can visit Spirit LiNK any time for more information. So, What's Going On? As you may have seen, after conducting a thorough review with our financial and legal advisors, our Board has determined that JetBlue’s unsolicited proposal does not constitute a “Superior Proposal” under the terms of our merger agreement with Frontier. The Spirit board carefully considered all relevant factors of the JetBlue proposal and concluded that the merger with Frontier remains in the best interest of Spirit shareholders. Our pending merger with Frontier marks an exciting new chapter for Spirit, and we believe the combination will deliver clear benefits for Spirit Team Members, shareholders, and Guests. The regulatory review process for our combination with Frontier has continued to progress, and we remain on track for the same timeline to close. As we continue to move forward, please remember there are a number of milestones we need to successfully meet, including approval from our shareholders, so we are anticipating a close in the second half of 2022. Transaction Timeline NOTE: This timeline is a dynamic, high level representation of next steps in the transaction. Moving Forward with Business as Usual HDQ Construction Construction continues on our new campus in Dania Beach. They've started pouring side walls now! New IAH Hangar Starting this summer, our Tech Ops team is getting a second hangar in Houston to keep our growing fleet in tip- top shape. ATL SBD Efficiency is the name of the game for our Guests in Atlanta with the recent installation of our Self-Bag Drop system. MEM Inaugural Our yellow planes flew over the Home of the Blues for the first time last week as we launched service in Memphis! The More You Know The Q1 Earnings Call was hosted on May 5, 2022. You can listen to the recording on the Investor Relations page on Spirit.com. CHECK IT OUT! Frequently-Asked Questions Q: What does it mean that the Board decided JetBlue’s proposal was not a ‘Superior Proposal’? A: In reviewing JetBlue’s unsolicited proposal, the Board, in consultation with Spirit’s financial and legal advisors, carefully considered numerous factors and concluded that the Spirit stockholders would shoulder most of the very substantial risk that the JetBlue transaction would not receive antitrust approval. The Board continues to believe the pending transaction with Frontier remains in the best interest of Spirit and its shareholders, and we intend to continue advancing toward completion of the transaction. Q: Where are we in the regulatory review process on the Frontier transaction? A: The transaction is subject to customary closing conditions, including completion of the regulatory review process and approval by Spirit shareholders. Frontier Airlines and Spirit Airlines have filed notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as part of the process to complete the proposed transaction. We received a “second request” from the DOJ; this merely indicates that the DOJ needs more time and information to complete its review. A second request from the DOJ was expected for a transaction of this nature – any other airline combination would expect the same. Have a question you'd like to see answered in our next Town Hall or in the next issue of The Flight Plan? SUBMIT QUESTIONS HERE Hiring by the Numbers: We've been making big, bold strides toward growing our Spirit Family! Our recruiting efforts have taken us from Miami to Nashville, to Atlanta and beyond so we can speak to top talent. So far this year we have added 1,439 Rock Stars to our Spirit Family! REFER SOMEONE TODAY! EVENMOREULTRALOWFARES.COM No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.